                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark one)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

     [ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                  EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM
                    __________________ TO _______________________





                          COMMISSION FILE NUMBER 0-20766

                          J.E. STONE & ASSOCIATES, INC.
                    EMPLOYEE SAVINGS AND PROFIT SHARING PLAN
                            (Full title of the Plan)

                           5555 SAN FELIPE, SUITE 100
                              HOUSTON, TEXAS 77056
                              (Address of the Plan)

                          HCC INSURANCE HOLDINGS, INC.
        (Name of the Issuer of the securities held pursuant to the Plan)

                             13403 NORTHWEST FREEWAY
                              HOUSTON, TEXAS 77040
            (Address of the principal executive office of the Issuer)
                          ----------------------------

                              REQUIRED INFORMATION

ITEM 1.   Not applicable.

ITEM 2.   Not applicable.

ITEM 3.   Not applicable.

ITEM 4. 1998 Return / Report of Employee Benefit Plan (with fewer than 100 participants) prepared in accordance with Section 104(a)(2)(A) of ERISA has been included as Exhibit 1 hereto.

EXHIBITS

          1    --   1998 Return / Report of Employee Benefit Plan (with fewer
               than 100 participants)

                                   SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, J.E. Stone & Associates, Inc. Employee Savings and Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  October 27, 1999              J.E. STONE & ASSOCIATES EMPLOYEE SAVINGS
                                     AND PROFIT SHARING PLAN

                                     By:  HCC Employee Benefits, Inc.,
                                          Administrator

                                          By: /s/ JOHN N. MOLBECK, JR.
                                             --------------------------------
                                          Name:  John N. Molbeck, Jr.
                                               ------------------------------
                                          Title: EXECUTIVE VICE PRESIDENT
                                                -----------------------------

                      RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
                        (WITH FEWER THAN 100 PARTICIPANTS)
  THIS FORM IS REQUIRED TO BE FILED UNDER SECTIONS 104 AND 4065 OF THE EMPLOYEE
       RETIREMENT INCOME SECURITY ACT OF 1974 AND SECTIONS 6039D, 6047(e),
                6057(b), AND 6058(a) OF THE INTERNAL REVENUE CODE.

                             - SEE SEPARATE INSTRUCTIONS.

               FORM 5500-C/R                              OMB NOS. 1210-0016
         DEPARTMENT OF THE TREASURY                                1210-0089
          INTERNAL REVENUE SERVICE                     ------------------------
                 ----------                                      1998
            DEPARTMENT OF LABOR                            THIS FORM IS OPEN
PENSION AND WELFARE BENEFITS ADMINISTRATION              TO PUBLIC INSPECTION.
                 ----------                            ------------------------
   PENSION BENEFIT GUARANTY CORPORATION
--------------------------------------------------------------------------------
For the calendar plan year 1998 or fiscal plan year beginning           , 1998,
and ending             , 19
--------------------------------------------------------------------------------
                                                       For IRS Use Only
                                                       EP-ID
                                                       -------------------------
     If A(1) through A(4), B, C, and D do not apply to this year's return/report, leave the boxes unmarked.

     You must check either box A95) or A(6), whichever is applicable. See instructions.

A    This return/report is:

     (1) / / the first return/report filed for the plan;

     (2) / / an amended return/report;

     (3) / / the final return/report filed for the plan; or

     (4) / / a short plan year return/report (less than 12 months).

     (5) / / Form 5500-C filer check here.................................. / /
             (Complete only pages 1 and 3 through 6.) (Code section 6039D filers use instructions on page 5.)

     (6)     Form 5500-R filer check here.................................. /X/
             (Complete only pages 1 and 2. Detach pages 3 through 6 before filing.) If you checked box (1) or (3), you must file a Form 5500-C. (See page 5 of the instructions.)

B    Check here if any information reported in 1a, 2a, 2b, or 5a changed since the last return/report for this plan.......................... - /X/

C    If your plan year changed since the last return/report, check here.. - / /

D    If you filed for an extension of time to file this return/report, check here and attach a copy of the extension....................... - /X/
--------------------------------------------------------------------------------
1a   (Illegible)
     ***** P28 PK3362 ***************ECRLOT**C-013

     LI 76-0560487 P 001 199812 SC49                   I
     HCC Employee Benefits, Inc.                       R
     5555 SAN FELIPE ST STE 1100                       S
     HOUSTON, TX  77056-2725

     [BAR CODE]

--------------------------------------------------------------------------------
1b   Employer Identification number (EIN)

     76 | 0560487
--------------------------------------------------------------------------------
1c   Sponsors telephone number

     (713) 622 8940
--------------------------------------------------------------------------------
1d   Business code (see instructions, page 18)

     541 600
--------------------------------------------------------------------------------
1e   CUSIP issuer number

--------------------------------------------------------------------------------
2a   Name and address of plan administrator (if same as plan sponsor, enter
     "Same")

                         Same
--------------------------------------------------------------------------------
2b   Administrator's EIN

--------------------------------------------------------------------------------
2c   Administrator's telephone number

--------------------------------------------------------------------------------
3 If the name, address, and EIN of the plan sponsor or plan administrator has changed since the last return/report filed for this plan, enter the information from the last return/report on lines 3a and/or 3b and complete line 3c.

 a   Sponsor JE Stone & Associates, Inc.        EIN  760228729   Plan number 001
             ---------------------------------      -----------              ---

 b   Administrator JE Stone & Associates, Inc.  EIN  760228729
                   ---------------------------      ----------------------------

 c If line 3a indicates a change in the sponsor's name, address, and EIN, is this a change in sponsorship only? (See line 3c on page 8 of the instructions for the definition of sponsorship.) Enter "Yes" or "No." - Yes
--------------------------------------------------------------------------------

4    ENTITY CODE. (If not shown, enter applicable code from page 8 of the
     instructions.) -                                       A
--------------------------------------------------------------------------------

5a   Name of plan -  J E Stone & Associates, Inc.
                     Employee Savings and Profit Sharing Plan
--------------------------------------------------------------------------------

5b   Effective date of plan (mo., day, yr.)

          8/19/87
--------------------------------------------------------------------------------

5c   Three-digit
     plan number - 001
--------------------------------------------------------------------------------

     All filers must complete 6a through 6d, as applicable.
                                                                 ---------------
6a   / / Welfare benefit plan      6b /X/ Pension benefit plan     2
                                                                 ---------------
     (Enter the applicable codes from page 9
      of the instructions in the boxes.)                         ---------------

                                                                 ---------------
6c   Pension plan features. (Enter the applicable pension plan   C G H I K
     feature codes from page 9 of the instructions in the boxes.)---------------

6d   / / Fringe benefit plan. Attach Schedule F (Form 5500). See instructions.
--------------------------------------------------------------------------------
CAUTION: A PENALTY FOR THE LATE OR INCOMPLETE FILING OF THIS RETURN/REPORT WILL BE ASSESSED UNLESS REASONABLE CAUSE IS ESTABLISHED.
--------------------------------------------------------------------------------
Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete.

Signature of employer/plan sponsor -  /s/ Larry M. Kachler   Date - 10/14/99
                                    ------------------------        ------------

Type or print name of individual signing above    Larry Kachler
                                               ---------------------------------

Signature of plan administrator -     /s/ Larry M. Kachler   Date - 10/14/99
                                    ------------------------        ------------

Type or print name of individual signing above    Larry Kachler
--------------------------------------------------------------------------------

FOR PAPERWORK REDUCTION ACT NOTICE, see the instructions for Form 5500-C/R.
                                                  MGA       Form 5500-C/R (1998)

Form 5500-C/R (1998) Form 5500-R filers, complete pages 1 and 2 only. Form 5500-c filers, complete page 1, skip page 2, and complete pages 3 through 6. Page 2
--------------------------------------------------------------------------------
 6e  Check investment arrangement(s): (1) / / Master trust              Yes   No
     (2) / / Common/Collective trust  (3) / / Pooled separate
--------------------------------------------------------------------------------

 7a  Total participants: (1) At the beginning of plan year - 77
     (2) At the end of plan year - 82

  b Enter number of participants with account balances at the end of the plan year (defined benefit plans do not complete this item) - 82

  c  (1) Were any participants in the pension benefit plan
         separated from service with a deferred vested benefit
         for which a Schedule SSA (Form 5500) is required to be
         attached? (See instructions.).........................  7c(1)  / /  /X/

     (2) If "Yes," enter the number of separated participants
         required to be reported -
--------------------------------------------------------------------------------

 8a  Was this plan terminated during this plan year or any
     prior plan year? If "Yes," enter the year - 1998            8a     /X/

  b  Were all the plan assets either distributed to
     participants or beneficiaries, transferred to another
     plan, or brought under the control of PBGC?                 8b          /X/

  c  If line 8a is "Yes" and the plan is covered by PBGC, is the plan continuing to file PBGC Form 1 and pay premiums
     until the end of the plan year in which assets are
     distributed or brought under the control of PBGC?.........  8c
--------------------------------------------------------------------------------
 9   Is this a plan established of maintained pursuant to one
     or more collective bargaining agreements?.................  9           /X/
--------------------------------------------------------------------------------

10   If any benefits are provided by an insurance company,
     insurance service, or similar organization, enter the
     number of Schedules A (Form 5500), insurance information,
     that are attached. If none, enter -0-. -     0
--------------------------------------------------------------------------------
11a  (1) Were any plan amendments adopted during this plan
         year?................................................  11a(1)  /X/

     (2) Enter the date the most recent amendment was adopted -
         Month  9  Day  18  Year 98

  b  If line 11a is "Yes," did any amendment result in a
     retroactive reduction of accrued benefits for any
     participant?.............................................  11b          /X/

  c  If line 11a is "Yes," did any amendment change the
     information contained in the latest summary plan
     description or summary description of modifications
     available at the time of the amendment?..................  11c     /X/

  d  If line 11c is "Yes," has a summary plan description
     or summary description of modifications that reflects
     the plan amendments referred to on line 11c been
     furnished to participants? (see instructions.)...........  11d     /X/
--------------------------------------------------------------------------------

12a  If this is a pension benefit plan subject to the minimum funding standards, has the plan experienced a funding
     deficiency for this plan year? (See instructions.).......  12a

  b  If line 2a is "Yes," have you filed Form 5330 to pay the excise tax?..............................................  12b

  c  Is the plan administrator making an election under
     section 412(c)(8) for an amendment adopted after the end
     of the plan year? (See instructions.)....................  12c          /X/

  d  If a change in the actuarial funding method was made for the plan year pursuant to a Revenue Procedure providing
     automatic approval for the change, indicate whether the
     plan sponsor/administrator agrees to the change..........  12d
--------------------------------------------------------------------------------
13a  Total plan assets as of the beginning  3182423 and end
     4308150 of the plan year

  b  Total liabilities as of the beginning     0    and end
        0    of the plan year

  c  Net assets as of the beginning - 3182423       and end -
     4308150 of the plan year
--------------------------------------------------------------------------------

14   For this plan year, enter: a  Plan income         1145014

                                b  Expenses              19287

                                c  Net income (loss) (subtract 14b from 14a)
                                                       1125727

                                d  Plan contributions   298834

                                e  Total benefits paid   19128
--------------------------------------------------------------------------------

15   You may NOT use N/A in response to lines 15a            Yes   No    Amount
     through 15o. If you check "Yes," you must enter a dollar amount in the amount column. During this plan year:

  a  Was this plan covered by a fidelity bond?......   15a   /X/          50,000

  b If line 15a is "Yes," enter the name of the surety company - Hartford Lloyds Ins. Co.

  c  Was there any losses to the plan, whether or not
     reimbursed, caused by fraud or dishonesty?.....   15c         /X/

  d  Was there any sale, exchange, or losses of any
     property between the plan and the employer, any
     fiduciary, any of the five most highly paid
     employees of the employer, any owner of a 10%
     or more interest in the employer, or relatives
     of any such persons?...........................   15d

  e  Was there any loan or extension of credit by
     the plan to the employer, any fiduciary, any
     of the five most highly paid employees of the
     employer, any owner of a 10% or more interest
     in the employer, or relatives of any such
     persons?.......................................   15e   /X/          42,000

  f  Did the plan acquire or hold any employer
     security or employer real property?............   15f   /X/       1,121,870

  g  Has the plan granted an extension on any
     delinquent loan owed to the plan?..............   15g         /X/

  h  Were any participant contributions transmitted
     to the plan more than 31 days after receipt
     or withholding by the employer?................   15h         /X/

  I  Were any loans by the plan or fixed income
     obligations due the plan classified as
     uncollectible or in default as of the close
     of the plan year?..............................   15i         /X/

  j  Has any plan fiduciary had a financial interest
     in excess of 10% in any party providing
     services to the plan or received anything of
     value from any such party?.....................   15j         /X/

  k  Did the plan at any time hold 20% or more of
     its assets in any single security, debt,
     mortgage, parcel of real estate, or
     partnership/joint venture interests?...........   15k   /X/       1,121,870

  l  Did the plan at any time engage in any
     transaction or series of related transactions
     involving 20% or more of the current value of
     plan assets?...................................   15l   /X/       1,121,870

  m  Were there any noncash contributions made to
     the plan the value of which was set without
     an appraisal by an independent third party?....   15m         /X/

  n  Were there any purchases of nonpublicly
     traded securities by the plan the value of
     which was set without an appraisal by an
     independent third party?.......................   15n         /X/

  o  Has the plan reduced or failed to provide
     any benefit when due under the plan because
     of insufficient assets:........................               /X/
--------------------------------------------------------------------------------
15a  Is the plan covered under the Pension Benefit
     Guaranty Corporation termination insurance
     program?                           / / Yes   /X/ No    / / Not determined

  b If line 16a is "Yes" or "Not determined," enter the employer identification number and the plan number used to identify it.

     Employer identification number -                  Plan number -
--------------------------------------------------------------------------------

                              ANNUAL RETURN OF FIDUCIARY
                              OF EMPLOYEE BENEFIT TRUST
              - FILE AS AN ATTACHMENT TO FORM 5500, 5500-C/R, OR 5500-EZ
         - FOR THE PAPERWORK REDUCTION NOTICE, SEE THE FORM 5500 INSTRUCTIONS

SCHEDULE P                                                  OMB NO. 1210-0016
(FORM 5500)                                              -----------------------
                                                                  1998
DEPARTMENT OF TREASURY                                   -----------------------
INTERNAL REVENUE SERVICE                                  THIS FORM IS OPEN TO
                                                            PUBLIC INSPECTION
--------------------------------------------------------------------------------

For trust calendar year 1998 or fiscal year beginning               , 1998, and
ending                   , 19
--------------------------------------------------------------------------------
       1a Name of trustee or custodian
Please
             Jim Stone
 type  -------------------------------------------------------------------------
        b Number, street, and room or suite no. (If a P.O. box, see the
  or      instructions for Form 5500, 5500-C/R, or 5500-EZ)

print        5555 San Felipe, Suite 1100
       -------------------------------------------------------------------------
        c City or town, state, and ZIP code

             Houston, TX  77056
--------------------------------------------------------------------------------
 2a  Name of trust                      b Trust's employer identification number

          J.E. Stone & Associates Inc.       7516310488
          Savings & Profit Sharing Plan
--------------------------------------------------------------------------------
 3   Name of plan if different from name of trust

--------------------------------------------------------------------------------
 4   Have you furnished the participating employee benefit plan(s)
     with the trust financial information required to be reported by the plan(s)?............................................. /X/ Yes / / No
--------------------------------------------------------------------------------
 5   Enter the plan sponsor's employer identification number as
     shown on form 5500, 5500-C/R, or 55000-EZ................... 76 | 0560487
--------------------------------------------------------------------------------
Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

Signature of fiduciary - /s/ J E Stone            Date -   10/15/99
--------------------------------------------------------------------------------

INSTRUCTIONS

SECTION REFERENCES ARE TO THE INTERNAL REVENUE CODE.

PURPOSE OF FORM

You may use this schedule to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

     Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a), which is exempt from tax under section 501(a).

WHO MAY FILE

     1. Every trustee of a trust created as part of an employee benefit plan as described in section 401(a).

     2. Every custodian of a custodial account described in section 401(f).

HOW TO FILE

File Schedule P (Form 5500) for the trust year ending with or within any participating plan's plan year. Attach it to the Form 5500, 5500-C/R, or 5500-EZ filed by the plan for that plan year. A separately filed schedule P (Form 5500) will not be accepted.

     If the trust or custodial account is used by more than one plan, file one Schedule P (Form 5500). If a plan uses more than one trust or custodial account for its funds, file one Schedule P (form 5500) for each trust or custodial account.

TRUST'S EMPLOYER IDENTIFICATION NUMBER

Enter the trust employer identification number (EIN) assigned to the employee benefit trust or custodial account, if one has been issued to you. The trust EIN should be used for transactions conducted for the trust. If you do not have a trust EIN, enter the EIN you would use on Form 1099-R to report distributions from employee benefit plans and on Form 945 to report withheld amounts of income tax from those payments.

Note: TRUSTEES WHO DO NOT HAVE AN EIN MAY APPLY FOR ONE ON FORM SS-4, APPLICATION FOR EMPLOYER IDENTIFICATION NUMBER. YOU MUST BE CONSISTENT AND USE THE SAME EIN FOR ALL TRUST REPORTING PURPOSES.

SIGNATURE

The fiduciary (trustee or custodian) must sign this schedule. If there is more than one fiduciary, the fiduciary authorized by the others may sign.

OTHER RETURNS AND FORMS THAT MAY BE REQUIRED

- FORM 990-T -- for trusts described in section 401(a), a tax is imposed on income derived from business that is unrelated to the purpose for which the trust received a tax exemption. Report this income and tax on Form 990-T, Exempt Organization Business Income Tax Return. (See sections 511 through 514 and the related regulations.)

- FORM 1099-R -- If you made payments or distributions to individual beneficiaries of a plan, report those payments on Form 1099-R. (See the instructions for Forms 1099, 1098, 5498, and W-2G.)

- FORM 945 -- If you made payments or distributions to individual beneficiaries of a plan, you may be required to withhold income tax from those payments. Use Form 945, Annual Return of Withheld Federal Income Tax, to report taxes withheld from nonpayroll items. (See Circular E, Employer's Tax Guide (Pub.15), for more information.)

--------------------------------------------------------------------------------
                                      MGA            Schedule P (Form 8500) 1998

                          APPLICATION FOR EXTENSION OF TIME
                        TO FILE CERTAIN EMPLOYEE PLAN RETURNS
               - FOR PAPERWORK REDUCTION ACT NOTICE, SEE INSTRUCTIONS.

FORM 5558                                                  OMB NO. 1545-0212

(REV. MARCH 1999)                                      -------------------------

DEPARTMENT OF THE TREASURY                                 FILE WITH IRS ONLY
INTERNAL REVENUE SERVICE
--------------------------------------------------------------------------------

File before the     Name of filer, plan administrator, or plan sponsor
normal due
date of the         J. E. Stone & Associates, Inc.
Form 5500           ------------------------------------------------------------
5500-C/R            Number, street, and room or suite no. (if a P.O. box, see
5500-EZ, or           instructions.)
5330 (see
instructions)       5555 San Felipe, Suite 1100
                    ------------------------------------------------------------
                    City or town, state, and ZIP code

                    Houston, TX  77056
--------------------------------------------------------------------------------
Filer's Identifying Number-check applicable box and enter number (See instructions).

/XX/ Employer identification number (EIN). Filers checking box 1a must enter an EIN. All other filers, see specific instructions).

     -    76-0228729                                                       OR
          ----------------------------------------------------------------

/  / Social security number (see Specific Instructions)

     -
--------------------------------------------------------------------------------
1    I request an extension of time until (see instructions) - 10/15/99
                                                             -------------------
        (check appropriate box(es)):

 a   /XX/ Form 5500, 5500-C/R or 5500-EZ (doe more than 2 1/2 months).

          The application IS automatically approved to the date shown on line 1 (above) IF: (1) box 1a is checked, (2) the Form 5558 is signed and filed on or before the normal due date of Form 5500, 5500-C/R or 5500-EZ for which this extension is requested, and (3) the date on line 1 is no more than 2 1/2 months after the normal due date.

     You must attach a copy of this Form 5558 to each Form 5500, 5500-C/R and 5500-EZ filed after the due date for the plans listed below.

 b   /  / Form 5330 (no more than 6 months). Payment amount attached is $_______

2 Complete the following for the plan(s) covered by this application (see How To File):

--------------------------------------------------------------------------------



                                                          Type of plan (check)                     Plan your ending
                                                       --------------------------     Plan     ------------------------
                    Plan name/filer                    Pension   Welfare   Fringe    number    Month     Day       Year
-----------------------------------------------------------------------------------------------------------------------
     `
J. E. Stone & Associates Savings and                      X                           001        12       31        98
 Profit Sharing Plan
-----------------------------------------------------------------------------------------------------------------------
J. E. Stone & Associates Pension Plan                     X                           002        12       31        98
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

3    State in detail why you need the extension (if line 1b is checked)________
_______________________________________________________________________________
_______________________________________________________________________________
_______________________________________________________________________________
     Under penalties of perjury, I declare that to the best of my knowledge and belief the statements made on this form are true, correct, and complete, and that I am authorized to prepare this application.

Signature -    /s/ Kenneth L. Haynes     EA #99-2768         Date - 7/21/99
--------------------------------------------------------------------------------
Notice to  To Be Completed by the IRS if line 1b is checked -
Applicant  / /  This application for extension to file Form 5330 IS approved to the date shown on line 1, if line 1b is checked. (You MUST attach an approved copy of this form to each Form 5330 that was granted an extension.)

  To be    / /  The date entered on line 1 is more than the 6-month maximum time allowed for Form 5330. This application is approved to _________
Completed       ____________ (You MUST attach an approved copy of this form to each Form 5530 that was granted an extension.)
by the IRS
           / /  The application for an extension for Form 5330 IS NOT approved,
if line 1b      because it was filed after the normal due date of the return.
                (A 10-day grace period is NOT granted.)
is checked
           / /  This application for an extension for Form 5330 IS NOT approved, because

                / / The application was not signed.
                / / No reason was given on this application or the reason was not acceptable.
                / / No payment was attached for the tax due on Form 5330.
                / / Other - ____________________________________________________

                A 10-day grace period is granted from the date shown below or the due date of the return, whichever is later.

                (You MUST attach a copy of this form to each return you file that is granted a grace period.)

                                                              By:
           -----------   -----------------------------------     ---------------
              (Date)               (Director)
--------------------------------------------------------------------------------
Applicants for extension of Form 5330; Complete if you want this Form 5558 returned to an address other than the address shown above.
--------------------------------------------------------------------------------
           Name

Please     ---------------------------------------------------------
Print      Number, street, and room or suite no. (If a P.O. box, see
  or       instructions.)
 Type
           ---------------------------------------------------------
           City or town, state, and ZIP code

--------------------------------------------------------------------------------